Exhibit 99
Letter to Shareholders
Third Quarter 2014

Providing some contrast to the first and second quarters, the third quarter’s results need less qualification for weather events. The National Hurricane Center’s assessment for a higher percentage chance of a below-average storm season is playing out, to-date, but we are acutely aware that it only takes one to put us in high gear and, thus we remain well prepared and adequately priced. The quarterly combined ratio of 92.5 is not remarkably different from the trajectory throughout the year, with the year-to-date standing at 92.9. Our monthly reporting provides additional insight into higher variation for shorter periods.
Our aggregate margin is considerably better than our target of 96, with many contributors, but three of some note. Our special lines products’ profitability, included for reporting purposes with Personal Lines results, has been simply better than expected at all points of its highly seasonal pattern. Our Commercial Lines business, having spent most of late 2012 and 2013 increasing rates in response to adverse trends, has bounced back rather profitably; continued refinement this year is well along in managing any over-reaction into growth, while still meeting our desired target profitability. Finally, early in the year auto trends, particularly frequency, that seemed more indicative of further rate action have mitigated and current rate level has been largely sustainable for a longer period of time. Recent recognition of personal injury protection severity has our attention. Auto, taken alone, is operating better than, but close to, our target margin expectations.
Quarterly growth, also consistent with year-to-date results at 6%, is inconsistently distributed and highlights one of our biggest challenges and opportunities. On the positive side, our Direct auto business in Personal Lines is growing nicely, recording recent double digit monthly written premium increases. Satisfyingly, new applications and policies in force, increasingly including customers with more than one product, are also growing in the 7% range. Our plans and expectations are for continued strong growth in this part of our business.
Agency auto growth is flat out disappointing. New applications that started the year well have fallen off notably since that early month or two, and retention has lagged the levels of improvement seen in the Direct auto product. We are acutely aware of the contributing reasons and are responding with product design, underwriting, and ease-of-use modifications where it makes sense to do so. Few of these changes will have dramatic short-term influence, but our commitment to this channel, and to winning in this channel, should not be underestimated. Last quarter, I reported that Agency Snapshot® acceptance in Massachusetts, our recent state entry which continues to gain momentum, was notably higher with the product design changes we had been planning and chose to “in-market” test there. We expect to roll-out changes modeled on that design to other states, starting late this year and throughout 2015.
As noted earlier, our Commercial Lines business is now fully focused on growth opportunities from a position of profitability strength, and we expect to see the current reported premium growth begin to be mirrored in unit growth. Rounding out the growth picture would be our special lines products, which are producing excellent profitability results, but more muted growth, in part reflecting the market for such products, but also we believe underperforming our potential and thus a priority for 2015.
Net income more generally, notwithstanding some very solid underwriting results, is still more sluggish than we would prefer (up 27% in the third quarter and 5% year to date) and living with lower contributions from the investment choices that best match our overall risk profile, while academically understandable, has its frustration. Frustration, however, will not cause us to deviate from what we consider a strong and sustainable business plan.
Our efforts, focused on the “Destination Era” of Progressive, saw good progress on many of the fronts outlined in greater detail earlier in the year at our Investor Day. Just one of those, our renters product, which is in two states, started to gain market acceptance in the quarter, with additional roll-out planned during the remaining part of the year and into next.

During the quarter, we opened three additional Service Centers reflecting the co-located claims office design, bringing our total number in operation to 65, with two more planned before year end. We have successfully retrofitted the majority of our Service Centers to the co-location design, improving both the economics and operations, including training opportunities. We are now seeing about 25% of all repairable vehicles nationwide in our Service Centers and, as previously noted, we are operating at our lowest level of loss adjustment expense and highest claim quality. One is not directly a result of the other, but the synergies and refinement of the concept have now more than met expectations and had significant implications to our overall claims response organization, while continuing to exceed customer expectations. The presence of these centers operating as they now are is an important factor in our expanding customer focus as part of our strategic direction into the “Destination Era.”
Economically, the third quarter was a satisfying contribution to the year, but more exciting is the progress made on almost every front as we shape our future and build from our solid market position. Much more to come…

/s/ Glenn M. Renwick
Glenn M. Renwick
President and Chief Executive Officer